                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under The Securities Exchange Act of 1934
                               (Amendment No. 3)*

                     The Aegis Consumer Funding Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                     0076G10
                                 (CUSIP Number)

                              Gary N. Jacobs, Esq.
        CHRISTENSEN, WHITE, MILLER, FINK, JACOBS, GLASER & SHAPIRO, LLP
                      2121 Avenue of the Stars, 18th Flr.
                             Los Angeles, CA 90067
                                 (310) 553-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 17, 1996
                      (Date of Event Which Requires Filing
                               Of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
                        (Continued on following page(s))
                                PAGE 1 OF 7 PAGES

-------------------------------------------------------------------------------
CUSIP NO. 0076G10                    13 D                    PAGE 2 OF 7  PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert Weingarten

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                  (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                            / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
                                      1,732,618 shares
                          ------------------------------------------------------
           NUMBER OF         8        SHARED VOTING POWER
            SHARES
                          ------------------------------------------------------
         BENEFICIALLY        9        SOLE DISPOSITIVE POWER
           OWNED BY
                                      1,732,618 shares
                          ------------------------------------------------------
             EACH            10       SHARED DISPOSITIVE POWER
       REPORTING PERSON
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,732,618 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        /X/
--------------------------------------------------------------------------------
13        PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO. 0076G10                    13 D                    PAGE 3 OF 7  PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Atlas Holdings Group, Inc.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                  (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
                                      1,678,577 shares
                          ------------------------------------------------------
           NUMBER OF         8        SHARED VOTING POWER
            SHARES
                          ------------------------------------------------------
         BENEFICIALLY        9        SOLE DISPOSITIVE POWER
           OWNED BY
                                      1,678,577 shares
                          ------------------------------------------------------
             EACH            10       SHARED DISPOSITIVE POWER
       REPORTING PERSON
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,678,577 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        /X/
--------------------------------------------------------------------------------
13        PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO. 0076G10                    13 D                    PAGE 4 OF 7  PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Palomba Weingarten

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                  (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A**
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                            / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
                                      1,678,577 shares
                          ------------------------------------------------------
           NUMBER OF         8        SHARED VOTING POWER
            SHARES
                          ------------------------------------------------------
         BENEFICIALLY        9        SOLE DISPOSITIVE POWER
           OWNED BY
                                      1,678,577 shares
                          ------------------------------------------------------
             EACH            10       SHARED DISPOSITIVE POWER
       REPORTING PERSON
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,678,577 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        /X/
--------------------------------------------------------------------------------
13        PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** All shares are beneficially owned by Atlas Holdings Group, Inc. of which Ms. Weingarten is the principal stockholder.

Reference is hereby made to that certain Schedule 13D, dated February 14, 1996 as amended by Amendments Nos. 1 and 2 thereto (as amended, the "Schedule 13D") filed by Whitehall Financial Group, Inc., a California corporation ("Whitehall"), Atlas Holdings Group, Inc. a Delaware corporation ("Atlas"), PCG Management, Inc. a Delaware corporation ("PCG"), Robert I. Weingarten, Rita C. Villa, Philip A. Fitzpatrick, Gerry R. Ginsberg, Ilene S. Weingarten, Palomba Weingarten and Gary Winnick with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Aegis Consumer Funding Group, a Delaware corporation (the "Company"). In Amendment 2 to the Schedule 13D, Whitehall, PCG, Gerry R. Ginsberg, Ilene S. Weingarten, Rita C. Villa, Philip A. Fitzpatrick and Gary Winnick were eliminated from the Purchasing Group. Accordingly, Robert Weingarten, Atlas Holdings and Palomba Weingarten are now known as (the "Purchasing Group"). Unless otherwise indicated herein capitalized terms used herein have the meaning ascribed to them in the Schedule 13D. Unless otherwise indicated herein, the information contained in the Schedule 13D remains unchanged. The Schedule 13D is hereby amended as follows:


ITEM 4.           PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended by adding the following:

         On September 17, 1996, Mr. Robert I. Weingarten disposed of 32,967 shares of Common Stock as a gift to his son and granddaughter, and disclaims beneficial ownership, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as to such shares.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Schedule 13D is hereby amended and restated as follows:

         (a)-(b) As of September 17, 1996, the members of the Purchasing Group beneficially owned the number and percentage of shares of Common Stock indicated below:

                                  Number                  Percentage of
Name                              of Shares(1)            Outstanding Shares(2)
----                              ------------            ---------------------
Robert Weingarten                 1,732,618                    11.0%

Atlas Holdings Group, Inc.        1,678,577(3)                 10.6%

Palomba Weingarten                1,678,577(3)                 10.6%


(1) Robert Weingarten and Palomba Weingarten are husband and wife. Mr Weingarten disclaims beneficial ownership, pursuant to Rule 13d-4 under the Exchange Act, of the shares beneficially owned by Atlas and Ms. Weingarten. Atlas and Ms. Weingarten disclaim beneficial ownership, pursuant to Rule 13d-4 of the Exchange Act, of the shares beneficially owned by Mr. Weingarten.

(2) Based upon 15,762,550 shares of Common Stock reported to be outstanding in the Company's Annual Report on Form 10-K for the quarterly period ended June 30, 1996.


(3) These shares are beneficially owned by Atlas of which Palomba Weingarten is the principal stockholder. Atlas has the sole power to vote and dispose of such shares.


         5 (c) Other than as described in Item 4 of this Schedule 13D, none of the members of the Purchasing Group have effected transactions in the Common Stock during the past 60 days.

         5 (d) No other person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the shares of Common Stock set forth above.

         5 (e)    Not applicable

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 1996


                                           ATLAS HOLDING GROUP, INC.


                                           By: /s/ PALOMBA WEINGARTEN
                                              ---------------------------
                                           Name: Palomba Weingarten
                                           Its: Chief Executive Officer


                                           /s/ ROBERT I. WEINGARTEN
                                           ---------------------------
                                           Robert I. Weingarten


                                           /s/ PALOMBA WEINGARTEN
                                           ---------------------------
                                           Palomba Weingarten